Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

November 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust
CIK No. 0001209466

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust Trust (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, including Rule 488 thereunder, is the electronic version of the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) containing a proxy statement/prospectus. This Registration Statement is being filed to register the following:

•	Shares of Beneficial Interest, no par value, of PowerShares BRIC Portfolio, PowerShares Dow Jones Industrial Average Dividend Portfolio, PowerShares Insider Sentiment Portfolio, PowerShares Raymond James SB-1 Equity Portfolio, PowerShares S&P 100® Equal Weight Portfolio, PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio, PowerShares S&P 500® Equal Weight Consumer Staples Portfolio, PowerShares S&P 500® Equal Weight Energy Portfolio, PowerShares S&P 500® Equal Weight Financial Portfolio, PowerShares S&P 500® Equal Weight Health Care Portfolio, PowerShares S&P 500® Equal Weight Industrials Portfolio, PowerShares S&P 500® Equal Weight Materials Portfolio, PowerShares S&P 500® Equal Weight Portfolio, PowerShares S&P 500® Equal Weight Real Estate Portfolio, PowerShares S&P 500® Equal Weight Technology Portfolio, PowerShares S&P 500® Equal Weight Utilities Portfolio, PowerShares S&P 500® Pure Growth Portfolio, PowerShares S&P 500® Pure Value Portfolio, PowerShares S&P 500® Top 50 Portfolio, PowerShares S&P MidCap 400® Equal Weight Portfolio, PowerShares S&P Midcap 400® Pure Growth Portfolio, PowerShares S&P Midcap 400® Pure Value Portfolio, PowerShares S&P SmallCap 600® Equal Weight Portfolio, PowerShares S&P SmallCap 600® Pure Growth Portfolio, PowerShares S&P SmallCap 600® Pure Value Portfolio, PowerShares S&P Spin-Off Portfolio, PowerShares Wilshire Micro-Cap Portfolio, PowerShares Wilshire US REIT Portfolio, PowerShares Zacks Mid-Cap Portfolio and PowerShares Zacks Multi-Asset Income Portfolio.

It is proposed that this filing will become automatically effective on December 21, 2017 pursuant to Rule 488 under the 1933 Act. The Fund has registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is due at this time.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (202) 507-5154.

Very truly yours,

/s/ Eric S. Purple
Eric S. Purple
Partner, Stradley Ronon Stevens & Young, LLP, counsel to the Trust